UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12) (*)

Campbell Soup Company
(Name of Issuer)

Capital Stock, par value $.0375
(Title of class of securities)

134 429 109
(CUSIP number)

Leonard B. Boehner, Esq. Morris & McVeigh LLP 767 Third Avenue New York, NY 10017 (212) 418-0540	George Spera, Esq. Shearman & Sterling 599 Lexington Avenue New York, NY 10022 (212) 848-4000

(Name, address and telephone number of person
authorized to receive notices and communications)

December 22, 2008
(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of  8)

CUSIP No. 134 429 109	Schedule 13 D	page 2 of 8

__________________

(*)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134 429 109	Schedule 13 D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hope H. van Beuren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,552
	8	SHARED VOTING POWER 1,794
	9	SOLE DISPOSITIVE POWER 940,342
	10	SHARED DISPOSITIVE POWER 915,646
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 134 429 109	Schedule 13 D	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John H. van Beuren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,173,175
	9	SOLE DISPOSITIVE POWER 127,361
	10	SHARED DISPOSITIVE POWER 985,690
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,173,175
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 134 429 109	Schedule 13 D	Page 5 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David C. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,212
	8	SHARED VOTING POWER 28,485,197
	9	SOLE DISPOSITIVE POWER 12,212
	10	SHARED DISPOSITIVE POWER 14,053,399
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,803,617
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 134 429 109	Schedule 13 D	page 6 of 8

This statement is the twelfth amendment to the statement on Schedule 13D filed by Hope H. van Beuren (“Mrs. van Beuren”), John A. van Beuren (“Mr. van Beuren”) and David C. Patterson (“Mr. Patterson”). This statement is the fifteenth amendment to the statement on Schedule 13D of Mrs. van Beuren. This statement relates to Shares of Capital Stock, par value $.0375 per share (the “Shares”) of Campbell Soup Company (the “Company”).

Mr. van Beuren and Mr. Patterson are Trustees (the “Trustees”) of the Major Stockholders’ Voting Trust (the “Voting Trust”) under a Voting Trust Agreement dated as of June 2, 1990 (“Trust Agreement”) which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr.

This Amendment is filed to report that the number of Shares held by the Trustees has been reduced by more than 1% of the outstanding Shares, through withdrawals or sales, since the last 13D Amendment was filed in March 2006. The Voting Trust now holds a total of 28,171,381 Shares. See Item 5 below.

Mr. and Mrs. van Beuren and Mr. Patterson are sometimes collectively referred to as the “Reporting Persons”.  Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

Item 5 is amended to read in full as set forth below.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

The Trustees of the Voting Trust have shared voting power over a total of 28,171,381 Shares held under the Trust Agreement, which represents 7.8% of the outstanding Shares of the Company’s Capital Stock. The Reporting Persons and related persons also have an interest in 4,717,010 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 9.2% of the outstanding shares. These Shareholdings include 940,342 Shares with sole dispositive power held by Mrs. van Beuren and 985,690 Shares with shared dispositive power held by Mr. van Beuren.  On December 22 and 29, 2008, Mr. and Mrs. van Beuren converted general partnership interests in family limited partnerships into limited partnership interests, covering 11,254,873 shares.  Mr. Patterson, as Chairman of Brandywine Trust Company, a corporate trustee, has sole voting and dispositive power over 12,212 Shares and shared dispositive power over 14,053,399 Shares.  Percentages set out above are based on 359,337,633 Shares outstanding, as reported by the Company on the Company’s Form 10-Q for the period ended November 2, 2008.  Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and related partnerships, trusts and foundations.

The Voting Trust terminates on December 31, 2013 unless it is sooner terminated or extended.

The decision as to the voting of Shares held in the Voting Trust must be approved by both Trustees, who are Messrs. van Beuren and Patterson.  Under the Trust Agreement, participants in the Voting Trust have been divided into two groups, one group for Dorrance H.

CUSIP No. 134 429 109	Schedule 13 D	page 7 of 8

Hamilton and her descendants (the “Hamilton Group”) and one group for Mrs. van Beuren and her descendants (the “van Beuren Group”).  Each group may designate a Family Trustee, and both Groups acting together may designate a Non-Family trustee.  Mr. van Beuren has been designated as the Family Trustee for the van Beuren Group and Mr. Patterson has been designated as the Non-Family Trustee.  The Hamilton Group has not designated a Family Trustee.  At such time as there are Family Trustees representing both Groups, in the event of a disagreement between them, the shares of the minority may be withdrawn.  The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement. The Trustees do not have power to dispose of shares held under the Voting Trust, except a Trustee has power to dispose of Shares contributed by him or her.  See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

CUSIP No. 134 429 109	Schedule 13 D	page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2009

HOPE H. VAN BEUREN JOHN A. VAN BEUREN DAVID C. PATTERSON

/s/ John A. van Beuren
John A. van Beuren, individually and as attorney-in-fact for Hope H. van Beuren and David C. Patterson[1]

[1]
Powers of Attorney are incorporated by reference to Exhibit N, and the Joint Filing Agreement by reference to Exhibit O, filed with Amendment No. 9 to Schedule 13D filed by the Reporting Persons in September 2002.